                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 5 )*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 5)*
                                       of
                               TBK Partners, L.P.


                    Under the Securities Exchange Act of 1934

                            JAN BELL MARKETING, INC.
                                (Name of Issuer)


                    Common Stock, Par Value $.0001 per share
                         (Title of Class of Securities)

                                    470760109
                                 (CUSIP Number)


                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                 MARCH 14, 2000
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  470760109
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
         00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                          [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware

--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                               TBC has sole voting power with respect
                               to 318,896 shares held in certain
                               TBC accounts as hereinafter defined.
                               Additionally, certain of the members
                               of TBC may be deemed to have sole
                               power to vote certain shares as more
                               fully set forth herein.
Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                  0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                               0 shares, except that certain of the members may
                               be deemed to have sole power to vote certain
                               shares as more fully set forth herein.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                               324,531 shares held in accounts of TBC (as
                               hereinafter defined.)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

         324,531 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                   [X]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        1.13%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
        IA, BD & 00

CUSIP No.   470760109
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
        TBK Partners, L.P.  ("TBK")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
        WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        (2)(d) or 2(e)                                                       [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
        Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                               0 shares
Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                  0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                               0 shares
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                               0 shares

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
        0 shares

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     [  ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
        0.0%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
        PN

PRELIMINARY NOTE

     The persons filing this Amendment No. 5 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company and (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership. This Amendment No. 5 amends a Statement on Schedule 13D filed by TBC and TBK dated August 5, 1996 (the "Statement"). The filing of this Amendment No. 5 should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

     This Amendment No. 5 relates to the Common Stock, $.0001 par value (the "Common Stock"), of Jan Bell Marketing, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 5 is a company organized under the laws of Delaware, with its principal executive offices located at 13801 N.W. 14th Street, Sunrise, Florida 33323.

     This Amendment No. 5 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     This Amendment No. 5 is being filed because the filing persons are no longer subject to the reporting requirements of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act") as a result of the disposition of their respective shares of Common Stock in open market transactions.

     Other than as set forth below, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in response to Items 1,2,3,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 5.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 324,531 shares of Common Stock, which constitutes approximately 1.13% of the 28,369,974 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     As a result of the disposition of 73,000 shares of Common Stock in open market transactions, TBK does not beneficially own directly any of the shares of the Common Stock.

     Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 324,531 shares, which constitutes approximately 1.13% of the 28,369,974 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK, or a member of TBC, is 324,531 shares, which constitutes approximately 1.13% of the 28,369,974 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 0 shares of Common Stock which constitutes approximately 0% of the 28,369,974 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK, no person who may be deemed to comprise a group with any of TBC, TBK, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 324,531 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 318,896 shares of Common Stock held in certain TBC Accounts.

     Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 318,896 shares of Common Stock held in certain TBC Accounts.

     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     (c) Transactions in Common Stock effected by TBC and TBK during the sixty-day period and ended as of the date hereof are set forth below:


                           NO OF SHARES                                 PRICE
TBC ACCOUNTS                 PURCHASED                 SOLD           PER SHARE
02/07/00                                                 735          $ 2 3/4
02/17/00                                              10,580          $ 2.502400
03/07/00                                                 385          $ 2.6250
03/08/00                                               1,000          $ 2 1/2
03/09/00                                                 295          $ 2.4375
03/13/00                                                 390          $ 2 7/16
03/14/00                                               1,535          $ 2 5/8
03/20/00                                               1,825          $ 2 3/4

TBK:

02/17/00                                              73,000          $ 2.502400


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     (e) TBC and TBK ceased to be the owner of more than 5% of the Common Stock on March 14, 2000.

                                    SIGNATURE


         Tweedy, Browne Company LLC and TBK Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 5 is true, complete and correct.




                                           TWEEDY, BROWNE COMPANY LLC


                                           By /s/ Christopher H. Browne
                                             -----------------------------------
                                              Christopher H. Browne
                                              Member


                                           TBK PARTNERS, L.P.



                                           By /s/ Christopher H. Browne
                                             -----------------------------------
                                              Christopher H. Browne
                                              General Partner


Dated: March 24, 2000